SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-14394

(Check One)

[ ] Form 10-K and Form 10-KSB      [ ] Form 11-K

[ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For period ended November 23, 1997


[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Town & Country Corporation

Former name if applicable

Address of principal executive office (Street and number) 25 Union Street

City, state and zip code   Chelsea, Massachusetts 02150

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
    10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Town & Country Corporation (the "Company") is unable to meet its filing date for the Form 10-Q for the period ended November 23, 1997, without unreasonable effort or expense. The Company's Chapter 11 bankruptcy filing and attendant operational and managerial issues have made it unusually difficult to complete the Form 10-Q. Accordingly, the Company is requesting an extension on this Form 12b-25. The Company intends to file the Form 10-Q within the time period specified by Rule 12b-25 of the Securities and Exchange Act of 1934, as amended.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
         Robert C. MacCready         (617) 884-8500
         -------------------         --------------
         (Name)                      (Area Code) (Telephone#)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company currently anticipates that its operating loss will be approximately $4.9 million for the nine months ended November 23, 1997 as compared to loss from operations of approximately $36.0 million for the nine months ended November 24, 1996. The Company also currently anticipates that it will have a net loss of approximately $25.6 million for the nine months ended November 23, 1997, as compared to a net loss of approximately $48.5 million for the nine months ended November 24, 1996.

--------------------------------------------------------------------------------
TOWN & COUNTRY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
--------------------------------------------------------------------------------
                                                       Nine Months Ended
                                              ----------------------------------
                                                November 23,       November 24,
                                                   1997               1996
                                              ---------------     --------------
Net sales                                     $   97,482,703      $ 181,984,187

Income/(loss) from operations                     (4,923,012)       (35,965,213)

Net income/(loss)                             $  (25,551,593)     $ (48,465,322)

--------------------------------------------------------------------------------
Income/(loss) attributable to                 $  (26,013,980)     $ (49,040,372)
  common stockholders
--------------------------------------------------------------------------------

Income/(loss) per common share                $        (0.99)     $       (1.94)

Weighted average common shares outstanding        26,319,784         25,330,088
--------------------------------------------------------------------------------

                           TOWN & COUNTRY CORPORATION
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 8, 1998                          By:  /s/Veronica M. Zsolcsak
                                                   -----------------------------
                                                       Veronica M. Zsolcsak
                                                       Chief Financial Officer


     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or ommissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).